3,000,000 Shares

Common Stock

        We are selling 1,500,000 shares of common stock and the selling shareholders are selling 1,500,000 shares of common stock.

      Our common stock is listed on The Nasdaq National Market under the symbol “KNGT.” The last reported sale price on November 1, 2001, was $25.06 per share.

      The underwriters have an option to purchase a maximum of 404,938 additional shares to cover over-allotments of shares.

      Investing in our common stock involves risks. See “Risk Factors” on page 5.

		Underwriting		Proceeds to
	Price to	Discounts and	Proceeds to	Selling
	Public	Commissions	Issuer	Shareholders

Per Share	$24.50	$1.225	$23.275	$23.275
Total	$73,500,000	$3,675,000	$34,912,500	$34,912,500

      Delivery of the 3,000,000 shares of common stock will be made on or about November 7, 2001.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston	Bear, Stearns & Co. Inc.

BB&T Capital Markets	Morgan Keegan & Company, Inc.

The date of this prospectus is November 1, 2001.

PROSPECTUS SUMMARY
RISK FACTORS
DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION (in thousands)
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
LEGAL MATTERS
EXPERTS

      You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information appearing elsewhere in this prospectus or incorporated by reference into this prospectus, including Knight’s consolidated financial statements and related notes. Unless the context otherwise requires, references in this prospectus to “we” or “us” or similar terms refer to Knight Transportation, Inc. and its subsidiaries.

Knight Transportation

      We are among the fastest growing and most profitable truckload carriers in the United States. We commenced operations in July 1990 as a short-to-medium haul dry-van carrier focused on achieving industry-leading growth and profitability through intensive management and the creation of a highly efficient and cost-effective operation. Between 1996 and 2000, we increased our operating revenue, before fuel surcharge, at a compounded annual growth rate of approximately 28%, from $77.5 million to $207.4 million. During the same period, we increased our net income at a compounded average growth rate of approximately 24%, from $7.5 million to $17.7 million.

      Operating Strategy. Our operating strategy is to control our costs and provide superior service to customers by operating a modern fleet in high-density, predictable traffic lanes throughout our operating regions. We concentrate our operations in regions around our terminals to take advantage of the large amount of freight transported in regional markets, realize operating efficiencies, offer our drivers a better quality of life and provide more flexible service to our customers. We believe our strategy promotes operating efficiency, high asset utilization and driver recruitment and retention. We employ technology in a cost effective manner in areas where it assists us in controlling our costs and enhancing our revenue.

      Growth Strategy. We believe that industry trends, our strong operating results and financial position and our operating model replicated in each of our regional operations offer us significant growth opportunities. We intend to take advantage of these growth opportunities by focusing on three key areas:

•	opening new regional locations and expanding our existing regional operations;

•	strengthening and expanding our relationships with new and existing customers, while capitalizing on the trend toward establishing core carrier relationships, dedicated operations and private fleet outsourcing; and

•	pursuing acquisition opportunities that complement our regional operating strategy and meet our financial and operating criteria.

      Management. Knight Transportation was founded by Randy, Kevin, Gary and Keith Knight. The Knights each have more than 25 years of experience in the truckload industry. The Knights currently own approximately 44% of our common stock and after this offering will continue to own approximately 36% of our common stock.

      Industry. The U.S. market for truck-based transportation services approximates $500 billion in annual revenue and is growing in line with the overall U.S. economy. We believe truckload services, such as those we provide, approximate $65 billion of for-hire revenue and $80 billion of private fleet revenue. The truckload industry is highly fragmented and the seven largest publicly-traded truckload carriers, as measured by market capitalization, currently make up only 10%, or approximately $7 billion, in annual for-hire revenue. As the cost and complexity of operating truck fleets increases, and as economic and competitive pressures force smaller, lower-margin competitors and private fleets to consolidate or exit the industry, we believe that better capitalized and efficiently operated companies, like Knight Transportation, will have increased opportunities to expand their business and make strategic acquisitions.

Company Information

      We were incorporated in Arizona in 1989. Our principal executive offices are located at 5601 West Buckeye Road, Phoenix, Arizona 85043, and our telephone number is (602) 269-2000. Our website address is www.knighttrans.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

The Offering

      We are offering for sale 1,500,000 shares, par value $0.01, per share, of our common stock. The selling shareholders, Randy Knight, Kevin Knight, Gary Knight, Keith Knight and John Fayard, Jr., and trusts and other entities controlled by them, are offering for sale a total of 1,500,000 shares of our common stock owned by them.

Common stock offered by Knight Transportation	1,500,000 shares

Common stock offered by the selling shareholders	1,500,000 shares

Common stock to be outstanding after this offering	24,214,571 shares

Use of proceeds	To reduce debt and for general corporate purposes. We will not receive any proceeds from the sale of our stock by the selling shareholders. See “Use of Proceeds.”

Nasdaq National Market Symbol	KNGT

      The number of shares to be outstanding after this offering is based on 22,714,571 shares of our common stock outstanding as of October 31, 2001, before giving effect to this offering. This number excludes 2,250,000 shares of our common stock available for issuance under our Amended and Restated Stock Option Plan, including 1,375,976 shares of common stock issuable upon exercise of outstanding stock options as of October 31, 2001, with a weighted average exercise price of $11.12 per share.

      Unless we indicate otherwise, the share information in this prospectus assumes that the underwriters’ option to cover over-allotments is not exercised. See “Underwriting.”

Knight Transportation

Summary Consolidated Financial and Other Data
(in thousands, except per share, operating data and percentages)

      The following summary of consolidated financial and other data has been derived from, and should be read in conjunction with, our consolidated financial statements and related notes as of December 31, 1996, 1997, 1998, 1999 and 2000, which have been audited by Arthur Andersen LLP, independent public accountants. The actual and as adjusted balance sheet data for September 30, 2001, have been derived from our unaudited financial statements. In our opinion, the unaudited financial statements include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair presentation of our financial position and results of operations for these periods. The results of operations for the nine-month period ended September 30, 2001, are not necessarily indicative of results to be expected for the year ending December 31, 2001.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1996	1997	1998	1999(1)	2000(2)	2000(2)	2001(3)

						(unaudited)
Statement of Income Data:
Revenue, before fuel surcharge	$77,504	$99,428	$125,030	$151,490	$207,406	$151,015	$176,531
Operating expenses, excluding fuel surcharge	64,347	81,948	102,049	125,580	175,383	127,636	148,674

Income from operations	13,157	17,480	22,981	25,910	32,023	23,379	27,857
Net interest expense and other	(347)	(18)	(259)	(296)	(3,418)	(2,285)	(1,596)

Income before income taxes	$12,810	$17,462	$22,722	$25,614	$28,605	$21,094	$26,261

Net income	$7,510	$10,252	$13,346	$15,464	$17,745	$13,084	$15,757

Basic earnings per share(4)	$0.35	$0.46	$0.59	$0.69	$0.80	$0.59	$0.70

Diluted earnings per share(4)	$0.35	$0.45	$0.58	$0.68	$0.79	$0.58	$0.68

Weighted average common shares outstanding(4)	21,297	22,314	22,453	22,485	22,273	22,146	22,663
Weighted average diluted shares outstanding(4)	21,567	22,726	22,894	22,849	22,514	22,391	23,190
Other Financial Data:
Operating ratio(5)	83.0%	82.4%	81.6%	82.9%	84.6%	84.5%	84.2%
Return on equity(6)	21.2%	20.0%	20.9%	20.1%	18.9%	19.1%	18.0%
EBITDA(7)	$20,677	$27,041	$35,428	$40,090	$51,155	$37,393	$42,078
Capital expenditures, net	$21,920	$23,548	$29,326	$37,273	$33,965	$27,698	$22,076
Operating Data:
Average revenue per mile(8)	$1.24	$1.22	$1.24	$1.23	$1.28	$1.27	$1.28
Average length of haul in miles	489	500	489	491	530	533	525
Empty mile factor	9.6%	9.6%	10.0%	10.5%	10.5%	10.4%	11.0%
Company tractors, end of period	417	580	702	931	1,455	1,388	1,639
Independent contractor tractors, end of period	158	192	231	281	239	228	211
Trailers, end of period	1,529	2,112	2,809	3,350	4,627	4,799	4,893

	September 30, 2001

		As
	Actual	Adjusted(9)

	(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$1,325	$1,325
Working capital	20,810	25,009
Total assets	208,850	208,850
Long-term debt, including current portion	34,803	1
Shareholders’ equity	118,911	153,713

(1)	In March 1999, we acquired Action Delivery Services, Inc. The acquisition was accounted for using the purchase method of accounting and therefore its results of operations are included in our consolidated financial data since the date of its acquisition.

(2)	In April 2000, we acquired John Fayard Fast Freight, Inc. The acquisition was accounted for using the purchase method of accounting and therefore its results of operations are included in our consolidated financial data since the date of its acquisition.

(3)	Amounts do not include the non-recurring charge of $5.7 million recorded to write-off an investment in Terion Inc., a communications technology company made during 1998 and 1999. The Company owned less than 4% of that technology company and did not derive any revenue from its investment. The impact on diluted earnings per share was $0.15 during the nine months ended September 30, 2001.

(4)	Net income per share for all periods presented has been restated to reflect the three for two stock splits on each of June 1, 2001 and May 18, 1998.

(5)	Operating expenses, net of fuel surcharge, as a percentage of revenue, before fuel surcharge.

(6)	Return on equity for the nine-month period ended September 30, 2000 and 2001, respectively, has been annualized. Return on equity is defined as net income divided by average shareholders’ equity. Return on equity for 2001 does not include the non-recurring charge of $5.7 million recorded to write-off an investment in Terion, Inc.

(7)	EBITDA is defined as operating income plus depreciation and amortization. We have included data with respect to EBITDA because it is commonly used as a measurement of financial performance by investors to analyze and compare companies on the basis of operating performance. EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be considered an alternative to operating income, as determined in accordance with generally accepted accounting principles, as an indicator of our operating performance, or to cash flows from operating activities, as determined in accordance with generally accepted accounting principles, as a measurement of our liquidity. EBITDA is not necessarily comparable with similarly titled measures for other companies.

(8)	Average transportation revenue per mile is based upon total revenue, inclusive of fuel surcharge.

(9)	As adjusted to give effect to our receipt of proceeds from our sale of 1,500,000 shares of common stock in this offering at a public offering price of $24.50 per share.

RISK FACTORS

      You should carefully consider the following risk factors and all other information contained in or incorporated by reference into this prospectus before purchasing our common stock. Investing in our common stock involves a significant degree of risk.

Our business is subject to general economic and business factors that are largely out of our control, any of which could have a materially adverse effect on our operating results.

      Our business is dependent upon a number of factors that may have a materially adverse effect on the results of our operations, many of which are beyond our control. These factors include significant increases or rapid fluctuations in fuel prices (which have affected our operating performance in 2000 and 2001 to date and could also exacerbate the driver shortages our industry periodically suffers by forcing independent contractors to exit the business), excess capacity in the trucking industry, surpluses in the market for used equipment, interest rates, fuel taxes, license and registration fees and insurance premiums, self-insurance levels, and difficulty in attracting and retaining qualified drivers and independent contractors. We are experiencing the effects of increasing insurance costs, fuel and driver wage increases and are seeking to recover such charges through rate increases and a fuel surcharge. By increasing our rates and imposing a fuel surcharge, we could lose customers who are unwilling to pay such increases.

      We are also affected by recessionary economic cycles and downturns in customers’ business cycles, particularly in market segments and industries, such as retail and paper products, where we have a significant concentration of customers. Economic conditions may adversely affect our customers and their ability to pay for our services. It is not possible to predict the medium or long-term effects of the September 11, 2001, terrorist attacks and subsequent events on the economy or on customer confidence in the United States, or the impact, if any, on our future results of operations. Customers encountering adverse economic conditions represent a greater potential for loss and we may be required to increase our reserve for bad-debt losses. In addition, our results of operations may be affected by seasonal factors. Customers tend to reduce shipments after the winter holiday season and our operating expenses tend to be higher in the winter months primarily due to colder weather, which causes higher fuel consumption from increased idle time.

We operate in a highly competitive and fragmented industry, and our business will suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our ability to compete with other carriers.

      Numerous competitive factors could impair our ability to maintain our current profitability. These factors include the following:

•	we compete with many other truckload carriers of varying sizes and, to a lesser extent, with less-than-truckload carriers and railroads, many of which have more equipment and greater capital resources than we do. Many of our competitors periodically reduce their freight rates to gain business, especially during times of reduced growth rates in the economy, which may limit our ability to maintain or increase freight rates or maintain significant growth in our business;

•	many customers reduce the number of carriers they use by selecting so-called “core carriers” as approved service providers, and in some instances we may not be selected;

•	the trend toward consolidation in the trucking industry may create other large carriers with greater financial resources and other competitive advantages relating to their size;

•	advances in technology require increased investments to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments;

•	competition from Internet-based and other logistics and freight brokerage companies may adversely affect our customer relationships and freight rates; and

•	economies of scale that may be passed on to smaller carriers by procurement aggregation providers may improve their ability to compete with us.

We are highly dependent on a few major customers, the loss of one or more of which could have a materially adverse effect on our business.

      A significant portion of our revenue is generated from a few major customers. Through the nine month period ended September 30, 2001, our top 25 customers, based on revenue, accounted for approximately 46% of our revenue; our top 10 customers, approximately 28% of our revenue; and our top 5 customers, approximately 18% of our revenue. Generally, we do not have long term contractual relationships with our major customers, and we cannot assure you that our customer relationships will continue as presently in effect. A reduction in or termination of our services by one or more of our major customers could have a materially adverse effect on our business and operating results.

Ongoing insurance and claims expenses could significantly reduce our earnings.

      Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. We currently self-insure for a portion of our claims exposure resulting from cargo loss, personal injury, property damage, and worker’s compensation, combined up to $500,000 per occurrence, and health claims. If the number of claims for which we are self-insured increases, our operating results could be adversely affected. Also, we maintain insurance above the amounts for which we self-insure with licensed insurance companies. After several years of aggressive pricing, insurance carriers have begun to raise premiums for most trucking companies, which has increased our insurance and claims expense. The terrorist attacks of September 11, 2001, and subsequent events, may result in additional increases in our insurance premiums. If these expenses continue to increase, and we are unable to offset the increase with higher freight rates, our earnings could be materially and adversely affected.

If we are unable to retain our key employees, our business, financial condition, and results of operations could be harmed.

      We are highly dependent upon the services of Kevin Knight, Chairman of the Board and Chief Executive Officer, Gary Knight, President, Keith Knight, Senior Vice President, and Timothy Kohl, Chief Financial Officer and Secretary. We do not have employment agreements with any of these executives. The loss of any of their services could have a materially adverse effect on our operations and future profitability. We must continue to develop and retain a core group of managers if we are to realize our goal of expanding our regional operations and continuing our growth. We cannot assure you that we will be able to do so.

Our growth may not continue at historical rates, which could adversely affect our stock price.

      We have experienced significant and rapid growth in revenue and profits since our inception in 1990. There can be no assurance that our business will continue to grow as much in the future as it has in the past or that we can effectively adapt our management, administrative, and operational systems to respond to any future growth. We can provide no assurance that our operating margins will not be adversely affected by future changes in and expansion of our business or by changes in economic conditions. Slower or less profitable growth could adversely affect our stock price.

Our business is and historically has been concentrated in the western United States, and expansion into additional regions could adversely affect our operation and financial results.

      Our operations were founded in Phoenix and a significant portion of our business remains concentrated in the Arizona and California markets. A general economic decline or a natural disaster in any of our regional markets, especially in Arizona and California, could have a materially adverse effect on our growth and profitability.

If the growth in our regional operations throughout the United States slows or stagnates, or if we are unable to commit sufficient resources to our regional operations, our results of operations could be adversely affected.

      We have established seven regional operations to access markets in the West, Midwest, the East Coast, the South, the Southeast, Gulf Coast and the Rocky Mountain regions. We intend to continue to expand our regional operations. These regional operations will require our commitment of additional revenue equipment and personnel, as well as management resources, for future development. In addition, we may encounter operating conditions in these new markets that differ substantially from those previously experienced in markets in the western United States. We cannot assure you that our regional operating strategy can be executed successfully in each region into which we expand. If the growth in our regional operations throughout the United States slows or stagnates, our results of operations could be adversely affected.

The Knight family will continue to control a large portion of our stock and will continue to have substantial control over us following this offering, which could limit your ability to influence the outcome of key transactions, including changes of control.

      Members of the Knight family, including Kevin Knight, Gary Knight, Keith Knight and Randy Knight and entities controlled by them, own approximately 44% of our outstanding shares of common stock before this offering and will continue to own approximately 36% of our outstanding common stock after this offering. Accordingly, the Knight family will continue to be able to influence decisions requiring shareholder approval, including election of our board of directors, the adoption or extension of anti-takeover provisions, mergers, and other business combinations. This concentration of ownership allows the Knight family to prevent or delay a change of control of Knight Transportation, which other shareholders may favor.

Terion trailer-tracking technology may not be available to us, which could require us to incur the cost of replacement technology, adversely affect our trailer utilization and our ability to assess detention charges.

      We use Terion trailer-tracking technology to monitor most of our trailers. Terion is presently experiencing financial difficulties. If Terion ceases operations or abandons that technology, we would be required to incur the cost of replacing that technology or could be forced to operate without trailer-tracking technology, which could adversely affect our trailer utilization or our ability to assess detention charges.

Our investment in Concentrek may not be successful and we may be forced to write off part or all of our investment.

      We have invested approximately $1 million in Concentrek, Inc., a transportation logistics company. We own approximately 17% of Concentrek, and the remainder is owned by members of the Knight family and Concentrek’s management. If Concentrek’s financial position does not improve, or if it is unable to raise additional capital, we could be forced to write down all or a portion of our investment.

We have significant ongoing capital requirements that could limit our growth if we are unable to obtain adequate financing.

      The truckload industry is very capital intensive. We depend on cash from operations, operating leases and debt financing to expand the size of our fleet and maintain modern revenue equipment. If we are unable to enter into acceptable financing arrangements in the future, we may have to limit our growth or operate our revenue equipment for longer periods, which could have a materially adverse affect on our operating results.

Increased prices for new revenue equipment and decreases in the value of used revenue equipment may materially and adversely affect our earnings and cash flows.

      In the past we have acquired new tractors and trailers at favorable prices, and we have entered into agreements with the manufacturers to repurchase the tractors from us at agreed prices. Current developments in the secondary tractor and trailer resale market have resulted in a large supply of used tractors and trailers on the market. This has depressed the market value of used equipment to levels significantly below the prices at which the manufacturers have agreed to repurchase the equipment. Accordingly, some manufacturers may refuse or be financially unable to keep their commitments to repurchase tractors according to their repurchase agreement terms. We believe that some manufacturers also have communicated to customers their intention to significantly increase new equipment prices and eliminate or to sharply reduce the price of repurchase commitments. If either of these events were to occur, we may be required to increase our depreciation and financing costs, write down the value of used equipment and/or retain some of our equipment longer, with a resulting increase in operating expenses. If our cost of revenue equipment increases and/or the prices of used revenue equipment remain depressed or decline further, our operating costs could increase, which could materially and adversely affect our earnings and cash flows.

Our stock price is volatile, which could cause you to lose a significant portion of your investment.

      The market price of our common stock could be subject to significant fluctuations in response to certain factors, such as variations in our anticipated or actual results of operations, the operating results of other companies in the transportation industry, changes in conditions affecting the economy generally, including incidents of terrorism, analyst reports, general trends in the industry, sales of common stock by insiders, as well as other factors unrelated to our operating results. Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares.

Difficulty in attracting drivers could affect our profitability and ability to grow.

      Periodically, the transportation industry experiences substantial difficulty in attracting and retaining qualified drivers, including independent contractors. If we are unable to continue to attract drivers and contract with independent contractors, we could be required to adjust our driver compensation package, which could adversely affect our growth and profitability, if not offset by a corresponding increase in rates or other cost savings.

We may not be successful in our acquisition strategy, which could limit our growth prospects.

      We may grow by acquiring other trucking companies or trucking assets. Acquisitions could involve the dilutive issuance of equity securities and/or incurring additional indebtedness. In addition, acquisitions involve numerous risks, including difficulties in assimilating the acquired company’s operations, the diversion of our management’s attention from other business concerns, risks of entering into markets in which we have had no or only limited direct experience, and the potential loss of customers, key employees and drivers of the acquired company, all of which could have a materially adverse effect on our business and operating results. If we make acquisitions in the future, we cannot assure you that we will be able to successfully integrate the acquired companies or assets into our business.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

      We are subject to various environmental laws and regulations dealing with the handling of hazardous materials, underground fuel storage tanks and discharge and retention of stormwater. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination have occurred. Our operations involve the risks of fuel spillage or seepage, environmental damage, and hazardous waste disposal, among others. Two of our terminal facilities are located adjacent to superfund sites. Although we have not been named as a potentially responsible party in either case, we are potentially exposed to claims that we may have contributed to environmental contamination in the areas in which we operate. We also maintain bulk fuel storage and fuel islands at several of our facilities.

      If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable laws or regulations, it could have a materially adverse effect on our business and operating results. If we should fail to comply with applicable environmental regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future regulations could have a materially adverse effect on our business.

      The U.S. Department of Transportation and various state agencies exercise broad powers over our business, generally governing such activities as authorization to engage in motor carrier operations, rates and charges, operations, safety, and financial reporting. We may also become subject to new or more restrictive regulations relating to fuel emissions, drivers’ hours in service, and ergonomics. Compliance with such regulations could substantially impair equipment productivity and increase our operating expenses.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including documents incorporated herein by reference, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, projections of revenues, income or loss, capital expenditures, acquisitions, plans for future operations, financing needs or plans, the impact of economic and business factors and plans relating to our products or services, as well as assumptions relating to the foregoing. The words “believe,” “expect,” “estimate,” “anticipate,” “may,” and “project” and similar expressions generally identify forward-looking statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying our forward-looking statements. Statements in this prospectus, including those set forth in “Risk Factors,” as well as statements incorporated by reference herein that are included in “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other sections of our Annual Report on Form 10-K describe factors that could contribute to or cause such difference.

USE OF PROCEEDS

      We expect to use the net proceeds we receive in this offering for the repayment of indebtedness and for general corporate purposes, which may include making acquisitions or funding our internal growth. Depending on interest rate conditions and other factors following the closing of this offering, we may elect not to repay all indebtedness. Periodically, we consider acquisitions, but at this time we have no contracts, commitments or understandings for any acquisition.

      As of September 30, 2001, our debt had a weighted average interest rate of 5.25% per annum and a weighted average remaining maturity of approximately 17 months.

      Pending application of the net proceeds, we intend to invest the proceeds in short-term, interest bearing securities. We will not receive any proceeds from the sale of our common stock by the selling shareholders.

DIVIDEND POLICY

      We have never paid cash dividends on our common stock. Any future payments of cash dividends will depend upon our financial condition, results of operations and capital requirements, as well as other factors deemed relevant by our board of directors. Our board of directors currently intends to retain earnings to finance the growth of our business, rather than to pay cash dividends.

CAPITALIZATION

(in thousands)

      The following table sets forth our capitalization as of September 30, 2001, and as adjusted to give effect to our receipt and application of the estimated net proceeds as set forth in “Use of Proceeds” from our sale of 1,500,000 shares of common stock in this offering at a public offering price of $24.50 per share.

	September 30, 2001

	Actual	As Adjusted

	(unaudited)
Cash and cash equivalents	$1,325	$1,325

Current portion of long-term debt	$4,199	$—

Long-term debt:
Line-of-credit	$23,200	$1
Other long-term debt, net of current portion	7,404	—

Total long-term debt	30,604	1

Shareholders’ equity:
Preferred stock, $0.01 par value; 50,000,000 shares authorized, no shares issued or outstanding, actual or as adjusted	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 22,712,446 shares issued actual; 24,212,446 shares issued, as adjusted	227	242
Additional paid-in capital	27,871	62,658
Retained earnings	91,379	91,379
Accumulated other comprehensive income	(566)	(566)

Total shareholders’ equity	118,911	153,713

Total capitalization	$149,515	$153,714

BUSINESS

Operating Strategy

      We are a short-to-medium haul dry-van carrier based in Phoenix, Arizona. Our operating strategy is to achieve a high level of asset utilization while maintaining strict controls over our cost structure. In order to achieve these goals, we operate primarily in high-density, predictable traffic lanes in select geographic regions, and attempt to expand our customer base around our terminal operations. This operating strategy allows us to take advantage of the large amount of freight traffic transported in regional markets, realize the operating efficiencies associated with regional hauls, and offer more flexible service to our customers than rail, intermodal, and smaller regional competitors. In addition, shorter hauls provide an attractive alternative to drivers in the truckload sector by reducing the amount of time spent away from home. We believe this improves driver retention, decreases recruitment and training costs, and reduces insurance claims and other costs. We operate a modern fleet that contributes to our operating efficiencies and driver retention. We employ technology in a cost-effective manner where it assists us in controlling operating costs and enhancing revenue. Our goal is to increase our market presence significantly, both in existing operating regions and in other areas where we believe the freight environment meets our operating strategy, while seeking to achieve industry-leading operating margins and returns on investment.

      Our operating strategy includes the following important elements:

      Regional Operations. We presently operate seven regional terminals which are located in Phoenix, Arizona; Katy, Texas; Indianapolis, Indiana; Charlotte, North Carolina; Gulfport, Mississippi; Salt Lake City, Utah; and Kansas City, Kansas. We concentrate our freight operations in an approximately 750-mile radius around each of our terminals, with an average length of haul of approximately 500 miles. We believe that these regional operations offer several advantages, including:

•	greater freight volumes, because approximately 80% of all truckload freight moves in short-to-medium lengths of haul;

•	higher revenue per mile by focusing on high density traffic lanes to minimize non-revenue miles and offer our customers a high level of service and consistent capacity; and

•	enhanced safety and driver recruitment and retention, because our drivers travel familiar routes and return home more frequently.

      Operating Efficiencies. Our company was founded on a philosophy of maintaining operating efficiencies and controlling costs. We maintain a simplified operation that focuses on operating dry-vans in particular geographical and shipping markets. This approach allows us to concentrate our marketing efforts to achieve higher penetration of our targeted service areas and to achieve higher equipment utilization in dense traffic areas. We maintain a modern tractor and trailer fleet in order to obtain fuel and other operating efficiencies and attract and retain drivers. A generally compatible fleet of tractors and trailers simplifies our maintenance procedures, reduces parts supplies, and facilitates our ability to serve a broad range of customer needs, thereby maximizing equipment utilization and available freight capacity. We also regulate vehicle speed in order to maximize fuel efficiency, reduce wear and tear, and minimize claims expenses.

      Customer Service. We offer a high level of service to customers in lanes and regions that complement our other operations and we seek to establish ourselves as a preferred or “core carrier” for many of our customers. By concentrating revenue equipment close to customers in high-density lanes and regions, we can provide shippers with a consistent supply of capacity and are better able to match our equipment to customer needs. Our services include multiple pick-ups and deliveries, dedicated equipment and personnel, on-time pickups and deliveries within narrow time frames, specialized driver training, and other services tailored to meet our customers’ needs. We price our services commensurately with the level of service our customers require. By providing customers a high level of service, we believe we avoid competing solely on price.

      Using Technology that Enhances Our Business. We purchase and deploy technology when we believe that it will allow us to operate more efficiently and the investment is cost-justified. We use a satellite-based tracking and communication system to communicate with our drivers, to obtain load position updates, and to provide our customers with freight visibility. Our trailers are equipped with Terion trailer-tacking technology, which allows us to manage our trailers more effectively, reduces the number of trailers per tractor in our fleet, enhances revenue through detention fees, and minimizes cargo loss. We have automated many of our back-office functions, and we continue to invest in technology, where it allows us to better serve our customers and reduce our costs.

Industry

      The U.S. market for truck-based transportation services approximates $500 billion in annual revenue and is growing in line with the overall U.S. economy. We believe truckload services, such as those we provide, approximate $65 billion of for-hire revenue and $80 billion of private fleet revenue. The truckload industry is highly fragmented and the seven largest publicly traded truckload carriers, as measured by market capitalization, currently make up only 10%, or approximately $7 billion, in annual for-hire revenue. As the cost and complexity of operating truck fleets increase, and as economic and competitive pressures force smaller, lower-margin competitors and private fleets to consolidate or exit the industry, we believe that better capitalized and efficiently operated companies, like Knight Transportation, will have increased opportunities to expand their business and make strategic acquisitions.

Growth Strategy

      We have achieved substantial growth in revenue and net income over the past five years. We have increased our operating revenue, before fuel surcharge, at a compounded annual growth rate of approximately 28%, from $77.5 million in 1996 to $207.4 million in 2000. During the same period, we have increased our net income at a compounded annual growth rate of approximately 24%, from $7.5 million to $17.7 million. We believe that industry trends, our strong operating results and financial position, and the proven operating model replicated in our regional operations offer Knight Transportation significant further opportunities to grow. We intend to take advantage of these growth opportunities by focusing on three key areas:

      Opening new regions and expanding existing regional operations. We currently operate in seven regions. We believe there are significant opportunities to further increase our business in the short-to-medium haul market by opening new regional operations, while expanding our existing regional operations. To take advantage of these opportunities, we are developing relationships with existing and new customers in each region that we believe will permit us to develop transportation lanes within these regions that should allow us to achieve high equipment utilization and resulting operating efficiency.

      Strengthening our customer and core carrier relationships. We market our services to both existing and new customers in traffic lanes that complement our existing operations and will support high equipment utilization. We seek customers who will diversify our freight base and target financially-stable high volume shippers for whom we are not currently providing services. We also offer a high level of service to customers who use us as a core carrier.

      Opportunities to make selected acquisitions. We are continuously evaluating acquisition opportunities. Since 1998, we have acquired two short-to-medium haul truckload carriers, John Fayard Fast Freight, Inc. and Action Delivery Services, Inc. We believe economic trends are driving further consolidation in our industry, and we will consider additional acquisitions that meet our financial and operating criteria.

Marketing and Customers

      Our sales and marketing functions are led by Kevin Knight, Gary Knight and Keith Knight, and other members of our senior management team, who are assisted by 16 sales professionals. Our marketing team emphasizes our high level of service and ability to accommodate a variety of customer needs. Our marketing efforts are designed to take advantage of the trend among shippers to outsource transportation requirements, to use core carriers, and to seek arrangements for dedicated equipment and drivers.

      The short-to-medium haul segment of the truckload carrier market demands timely pickup and delivery and response on short notice. We provide consistent, timely, flexible and cost efficient service to our customers. We often assign particular drivers and equipment to prescribed routes, providing better service to customers, while obtaining higher equipment utilization. In doing so, we seek to obtain a competitive advantage by providing high quality service to customers at competitive prices.

      Our dedicated fleet services also provide a significant part of a customer’s transportation operations. Under a dedicated carriage service agreement, we provide drivers, equipment and maintenance, and, in some instances, transportation management services that supplement the customer’s in-house transportation department. We furnish these services through our own revenue equipment and drivers, and through revenue equipment provided by independent contractors.

      As of September 30, 2001, our top 25 customers, based on revenue, accounted for approximately 46% of our revenue, our top 10 customers accounted for approximately 28% of our revenue, and our top 5 customers accounted for approximately 18% of our revenue. We believe that a substantial majority of our 25 largest customers regard us as a preferred or core carrier.

Revenue Equipment

      The following summarizes the type and age of revenue equipment owned or leased by us as of September 30, 2001.

		53’ Dry Van	Other
Model Year	Tractors(1)	Trailers	Trailers

2002	109	185	—
2001	449	129	—
2000	800	1,107	—
1999	240	1,063	—
1998	39	978	6
1997	1	545	23
1996	—	652	45
1995 and earlier	1	160	—

	1,639	4,819	74

(1)	Excludes tractors owned by independent contractors.

      We predominantly acquire standardized tractors manufactured by Freightliner and trailers manufactured by Wabash. We have adopted an equipment configuration that meets a wide variety of customer needs and facilitates customer shipping flexibility. We use light weight tractors and high cube trailers to handle both high weight and high volume shipments. Standardization of our fleet allows us to operate with a minimum spare parts inventory, enhances our maintenance program and simplifies driver training. We adhere to a comprehensive maintenance program that minimizes downtime and optimizes the resale value of our equipment. We perform routine servicing and maintenance of our equipment at most of our regional terminal facilities, thus avoiding costly on-road repairs and out-of-route trips. We have been upgrading our trailer fleet to use Wabash Duraplate™ trailers, which reduce wear and tear and increase the estimated useful life of our trailers. Our current policy is to replace most of our tractors within 36 to 42 months after purchase and to replace our trailers over a six to ten year period. This replacement policy enhances our ability to attract drivers, increases our fuel economy by capitalizing on improvements in both engine efficiency and vehicle aerodynamics, stabilizes maintenance expense, and maximizes equipment utilization.

      We are currently replacing our Terion in-cab communication units with Qualcomm’s satellite-based mobile communication and position-tracking system in substantially all of our tractors. The Qualcomm in-cab communication system is a proven system that links drivers to regional terminals and corporate headquarters, allowing us to rapidly alter our routes in response to customer requirements and to eliminate the need for driver stops to report problems or delays. This system allows drivers to inform dispatchers and driver managers of the status of routing, loading and unloading or the need for emergency repairs and provides shippers with supply chain visibility. We believe the Qualcomm communications system will allow us to improve fleet control and the quality of customer service.

      We have installed Terion’s trailer-tracking system in substantially all of our trailers. We believe that this technology has generated operating efficiencies and allowed us to reduce the ratio of trailers to tractors in our fleet through better awareness of each trailer’s location. We also have increased our revenue from customers by improving our ability to substantiate trailer detention charges.

MANAGEMENT

      Our senior management consists of Kevin Knight, Gary Knight, Keith Knight and Tim Kohl. Kevin, Gary and Keith have been with us since we commenced operations in 1990, when they joined Randy Knight to establish a new truckload carrier. The Knights each have more than 25 years of experience in the truckload industry, including more than 10 years each of experience with one of the nation’s largest truckload carriers. Together the Knights control approximately 44% of our common stock before this offering and will continue to control approximately 36% of our common stock after this offering. Our senior management team is also focused on continuing to train and develop a core group of managers, who are highly educated and technologically proficient, and who we believe will be able to support our growth and assist in the continued expansion of our regional operations.

PRINCIPAL AND SELLING SHAREHOLDERS

      The following table sets forth, as of October 31, 2001, information concerning shares of our common stock beneficially owned by:

•	our directors;

•	all of our executive officers and directors as a group; and

•	each shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock.

      The table also sets forth information as to the shares of common stock to be sold by the selling shareholders. The percentage ownership after the offering is based upon the sale by us of 1,500,000 shares in this offering and the sale by the selling shareholders of 1,500,000 shares.

      We have determined beneficial ownership in accordance with the rules and regulations of the Securities and Exchange Commission. This means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options held by the person which are exercisable within 60 days. The percentage of our common stock beneficially owned by a person assumes that the person has exercised all options the person holds which are exercisable within 60 days and that no other persons exercised any of their options. Unless otherwise indicated, all of the interests are owned directly, and the person has sole voting and dispositive power.

				Shares to be
	Shares Beneficially			Beneficially Owned
	Owned Before Offering			After Offering
			Shares
Name and Address(1)	Number	Percent	Offered	Number	Percent

Gary Knight(2)	2,715,055	12.0%	358,250	2,356,805	9.7%
Keith Knight(3)	2,562,348	11.3%	358,250	2,204,098	9.1%
Kevin Knight(4)	2,559,918	11.3%	358,250	2,201,668	9.1%
Randy Knight(5)	2,260,592	10.0%	358,250	1,902,342	7.9%
John Fayard, Jr.(6)	289,500	1.3%	67,000	222,500	*
Timothy Kohl(7)	57,088	*	—	57,088	*
Donald Bliss(8)	9,385	*	—	9,385	*
G.D. Madden(9)	7,585	*	—	7,585	*
Matt Salmon	—	—	—	—	—
Mark Scudder(10)	5,592	*	—	5,592	*
Wasatch Advisors, Inc.	2,287,005	10.1%	—	2,287,005	9.4%
Perkins, Wolf, McDonnell & Company	1,271,550	5.6%	—	1,271,550	5.3%

				Shares to be
	Shares Beneficially			Beneficially Owned
	Owned Before Offering			After Offering
			Shares
Name and Address(1)	Number	Percent	Offered	Number	Percent

Berger Small Cap Value Fund	1,188,000	5.2%	—	1,188,000	4.9%
All directors and executive officers as a group (nine persons)	10,177,563	44.7%	—	8,744,563	36.0%

*	Represents less than 1% of our outstanding common stock.

(1)	The address of each officer and director is 5601 West Buckeye Road, Phoenix, Arizona 85043. The address of Wasatch Advisors, Inc. is 150 Social Hall Avenue, Salt Lake City, Utah 84111. All information provided with respect to Wasatch is based solely upon our review of a Schedule 13G/A, filed by Wasatch Advisors with the Securities and Exchange Commission on April 10, 2001. The address of Perkins, Wolf, McDonnell & Company is 53 West Jackson Blvd., Suite 722, Chicago, Illinois 60604. All information provided with respect to Perkins is based solely upon our review of a Schedule 13G filed by Perkins with the Securities and Exchange Commission on April 6, 2001. The address of Berger Small Cap Value Fund is 210 University Boulevard, Suite 900, Denver, Colorado 80206. All information provided with respect to Berger is based solely upon our review of Schedule 13G filed by Berger with the Securities and Exchange Commission on February 14, 2001.

(2)	Includes 2,711,680 shares beneficially owned by Gary Knight over which he exercises sole voting and investment power as a Trustee under a Revocable Trust Agreement dated May 19, 1993, and 3,375 shares owned by three minor children who share the same household.

(3)	Includes 2,558,973 shares beneficially owned by Keith Knight over which he and his wife, Fawna Knight, exercise sole voting and investment power as Trustees under a Revocable Trust Agreement dated March 13, 1995, and 3,375 shares owned by three minor children who share the same household.

(4)	Includes 2,527,668 shares beneficially owned by Kevin Knight over which he and his wife, Sydney Knight, exercise sole voting and investment power as Trustees under a Revocable Trust Agreement dated March 25, 1994; 30,000 shares held by the Kevin P. and Sydney B. Knight Family Foundation over which Kevin P. Knight and his wife, Sydney Knight, as officers of the foundation, exercise sole voting and investment power on behalf of the foundation; and 2,250 shares owned by two minor children who share the same household.

(5)	Includes 1,808,380 shares beneficially owned by Randy Knight over which he exercises sole voting and investment power as a Trustee under a Revocable Trust Agreement dated April 1, 1993; 450,000 shares held by a limited liability company for which Mr. Knight acts as manager and whose members include Mr. Knight and trusts for the benefit of his four children; and 2,212 shares owned by a child who shares the same household and over which Mr. Knight exercises voting power.

(6)	Includes 22,500 shares that John Fayard, Jr. has the right to acquire through the exercise of stock options.

(7)	Includes 52,875 shares that Timothy Kohl has the right to acquire through the exercise of stock options and 4,213 shares owned outright.

(8)	Includes 9,118 shares beneficially owned by Donald Bliss over which he exercises sole voting and investment powers under a Revocable Trust Agreement, and 267 Shares owned outright.

(9)	Includes 5,625 shares that G.D. Madden has the right to acquire through the exercise of stock options and 1,960 owned outright.

(10)	Includes 3,750 shares that Mark Scudder has the right to acquire through the exercise of stock options and 1,842 owned outright.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated November 1, 2001, we and the selling shareholders have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, Bear, Stearns & Co. Inc., BB&T Capital Markets, a division of Scott & Stringfellow, Inc., and Morgan Keegan & Company, Inc. are acting as representatives, the following respective numbers of shares of common stock:

Number of
Underwriter	Shares

Credit Suisse First Boston Corporation	1,115,625
Bear, Stearns & Co. Inc.	1,115,625
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	371,875
Morgan Keegan & Company, Inc.	371,875
A.G. Edwards & Sons, Inc.	25,000

Total	3,000,000

      The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

      We have granted to the underwriters a 30-day option to purchase up to 404,938 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

      The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $0.735 per share. The underwriters and selling group members may allow a discount of $0.100 per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

      The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.225	$1.225	$1,837,500	$2,333,549
Expenses payable by us	$0.073	$0.065	$110,000	$123,082
Underwriting Discounts and Commissions paid by selling shareholders	$1.225	$1.225	$1,837,500	$1,837,500
Expenses payable by the selling shareholders	$0.073	$0.065	$110,000	$96,918

      We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

      Our officers, directors and the selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

      We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in that respect.

      We have applied to list the shares of common stock on The Nasdaq Stock Market’s National Market.

      In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over- allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make internet distributions on the same basis as other allocations. Credit Suisse First Boston Corporation may effect an on-line distribution through its affiliate, CSFBdirect Inc., an on-line broker dealer, as a selling group member.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

      The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

      By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received, that

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action (Ontario Purchasers)

      The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

      All of the issuer’s directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Taxation and Eligibility For Investment

      Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We file annual, quarterly and special reports and other information with the Securities and Exchange Commission. You may read and copy any document that we file at the Commission’s Public Reference Room at 450 Fifth Street, N.W. Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Rooms. Most of our filings are also available to you free of charge at the Commission’s web site at www.sec.gov.

      Our common stock is listed on the Nasdaq National Market and similar information can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W. Washington, D.C. 20006.

      We have filed a registration statement under the Securities Act of 1933 with the Commission with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement. However, it does not contain all of the information contained in the registration statement and its exhibits. You should refer to the registration statement and its exhibits for further information about us and the common stock offered by this prospectus.

      The Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and they are incorporated by reference into this prospectus:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2000;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

•	our current reports on Form 8-K, including exhibits, filed with the Commission on April 9, 2001, and April 12, 2001; and

•	the description of our common stock in our Registration Statement on Form 8-A, filed with the Commission on October 14, 1994, including any amendment or report filed to update such description.

      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus and to be made a part of it from the date of the filing of our reports and documents.

      You may request free copies of filings incorporated herein by reference by writing or telephoning us at the following address:

Knight Transportation
5601 West Buckeye Road
Phoenix, Arizona 85043
(602) 269-2000
Attn: Chief Financial Officer

LEGAL MATTERS

      The validity of the shares offered hereby will be passed upon for us by Ryley Carlock & Applewhite, a Professional Association, Phoenix, Arizona. Certain legal matters relating to this offering will be passed upon for the underwriters by Mayer, Brown & Platt, Chicago, Illinois.

EXPERTS

      The audited financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.